Channell Commercial Corporation

26040 Ynez Road

Temecula, California  92591

November 13, 2007

VIA FACSIMILE

Mr. Andrew Mew

Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

Washington D.C. 20549

Re:	Request for Extension

Dear Mr. Mew:

This request relates to the letter (the “Letter”) to Channell Commercial Corporation (the “Company”) from the Staff, dated October 24, 2007. In accordance with the discussions between you and our legal counsel of today, the Company hereby respectfully requests an extension of the deadline for response to the Letter from November 14, 2007 to November 29, 2007. As discussed with you, the Company needs additional time to respond to the Letter because the independent auditors responsible for reviewing the Letter require more time for their review.

If you have any questions regarding this request, please do not hesitate to telephone the undersigned at (951) 719-2600.

Very truly yours,

CHANNNELL COMMERCIAL CORPORATION

By:	/s/ Patrick E. McCready
Patrick E. McCready
Chief Financial Officer